Mail Stop 3561

August 14, 2009

John R. Sult
Senior Vice President, Chief Financial Officer and Controller
El Paso Natural Gas Company
El Paso Building
1001 Louisiana Street
Houston, Texas 77002

> **Re: El Paso Natural Gas Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-02700**

Dear Mr. Sult:

We have reviewed your letter dated July 16, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results …, page 14

1.   We note your response to comment one in our letter dated June 26, 2009 and have the following additional comments:

- We note from your response that your measure titled EBIT excludes discontinued operations. Therefore, we do not believe that your definition of EBIT is consistent with Question 14 of our Non-GAAP FAQ, and we continue to believe you should revise the title of this measure to clearly identify the earnings measure being used.

- We understand from your response that you disclose this measure because your parent company, El Paso Corporation, uses this measure to evaluate the performance of its segments under SFAS 131, and you believe it is useful to your investors to provide them with the same measure used by your parent company to evaluate your performance. Please revise your disclosures on page 16 to provide this explanation to your readers, as your current explanation for why you disclose this measure appears overly broad.

- Please also apply the above comments to your affiliate registrant, Colorado Interstate Gas Company, and any other affiliate registrants to which these comments are applicable.

Controls and Procedures, page 43

Evaluation of Disclosure Controls and Procedures, page 43

2. We reviewed your response to comment six in our letter dated June 26, 2009 and reissue this comment. In future filings, please revise the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e) or simply state, if true, that such officers concluded that your disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) were effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director